UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch® Entertainment Group Inc. Reports Third Quarter Fiscal 2008 Results

Year to Date Revenues Increase From $50.4 Million to $61.5 Million as Company Continues to Strengthen North American Distribution Operations

TORONTO—(MARKET WIRE) – July 15, 2008 -- Peace Arch Entertainment Group Inc. (AMEX: PAE - News) (Toronto: PAE - News) today announced operating results for its third quarter of fiscal 2008, ending May 31, 2008.  The Company reported revenues of $23.5 million versus $18.8 million for the same period last year, with revenues for the nine months ended May 31, 2008 up $11.1 million to $61.5 million compared to $50.4 million last year.

Peace Arch reported a net loss of $(6.6) million or $(0.14) per diluted share for the three months ended May 31, 2008, compared to net earnings of $1.1 million, or $0.03 per diluted share for the same period last year. For the nine months ended May 31, 2008, the net loss was $(8.7) million or $(0.18) per diluted share, as compared to net earnings of $2.0 million, or $0.05 per diluted share last year.  The loss during the quarter is largely due to a writedown of investment in film of $2.5 million, bad debt expense of $2.2 million and print and advertising expenditures of approximately $900,000.

“We are pleased to report continued revenue growth even as we complete our restructuring from a production oriented company into a leading independent distributor,” said John Flock, President and Chief Operating Officer of Peace Arch Entertainment. “Our Home Entertainment and Television divisions have been profitable throughout the year, and we expect to keep building those operations through our new U.S. DVD distribution partnership with ContentFilm and the renewal of our series “The Tudors” for a third season on Showtime.  Our Motion Picture division has suffered from the poor market performance of direct-to-DVD titles produced by unaffiliated entities whose results we are obligated to consolidate, but we have wound down that aspect of our business since our change in management last November and we expect to see the positive results of that restructuring beginning in fiscal 2009.”

Revenue for the Company’s Home Entertainment division were up 167% compared to the same period last year, primarily due to the Company’s expansion into the United States market through the acquisition of Trinity Home Entertainment in July 2007. Year-to-date Television revenues are up more than 7% compared to the first nine months of 2007, although quarterly revenues were down 17% due to the delivery of six new episodes of television programming during the quarter as opposed to twelve new episodes during the third quarter of fiscal 2007.  The Motion Picture division took delivery of five new films during the quarter, compared to two films in the third quarter last year, as the Company completes its transition from high volume motion picture production to focus on direct distribution in the United States and Canada. Included in the Company’s expenses for the quarter was $900,000 for theatrical print and advertising expenditures for films that the Company will exploit on DVD and in other markets next year.

Peace Arch achieved several key milestones during the third quarter in support of its strategic growth initiatives:

•

Released the feature films Chapter 27, and The Babysitters theatrically in the United States, solidifying the Company’s position as a rapidly emerging independent theatrical distribution company.

•

Completed licensing agreements for 31 motion pictures and television series in key international territories at the Cannes Film Festival & Market, increasing the Company’s stature as a leading international sales company.

•

Debuted the mini-series Guns at the MIPTV international television sales market, resulting in the strongest MIPTV market in the Company’s history.

•

Renewed The Tudors for a third season with Showtime Networks, on which production began in June.

•

Acquired North American distribution rights to the feature film What We Do Is Secret, starring Shane West and Bijou Phillips, to be released theatrically in New York, Chicago and Los Angeles in August.

Significant events that occurred following the end of the quarter include:

•

On June 23, 2008, the Company announced the signing of an agreement with London-based ContentFilm plc that will integrate both companies’ U.S. home entertainment distribution businesses effective July 1, 2008.  The new operation combines Peace Arch Home Entertainment and Allumination Filmworks, creating one of the largest independent DVD distributors in the U.S. marketplace.

•

On July 7, 2008, the Company announced that Gerry Noble has been named Chief Executive Officer of the Company, effective July 21, 2008.  Mr. Noble replaces interim CEO Jeff Sagansky, who has served in the post since November, 2007.

As at May 31, 2008, Peace Arch’s total shares outstanding was 49,131,698 Common Shares (excluding 222,689 shares in escrow) and 4,347,825 Series I Preference Shares and 4,347,825 Series II Preference Shares.  The Company also has outstanding 801,000 Common Share purchase warrants.

Peace Arch will hold an investor conference call on Thursday, July 17, 2008, at 9 am Eastern, to discuss the Company’s financial performance for the third quarter ending May 31, 2008.  Callers within the United States can access the conference call by calling (877) 407-9205; when prompted tell the operator you would like to connect to the “Peace Arch Entertainment conference call.' International callers can dial (201) 689-8054.

For full Financial Statements, Note Disclosure and MD&A, please refer to the Company’s filings, which are available at: www.sedar.com and www.sec.gov/edgar.

About Peace Arch® Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Marketwire

Contact:

Roy Bodner

Senior Vice President Marketing and Communications

Peace Arch Entertainment

310-776-7208 or rbodner@peacearch.com

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheet Highlights

Unaudited – Prepared by Management

(In thousands of Canadian dollars)

	May 31 2008	August 31 2007

Assets	166,423	150,207

Liabilities	127,116	103,091
Shareholders’ Equity	39,307	47,116

Peace Arch Entertainment Group Inc.

Consolidated Statements of Earnings (Loss)

Unaudited – Prepared by Management

(In thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	May 31 2008	May 31 2007 Restated	May 31 2008	May 31 2007 Restated

Revenues
Motion Picture	1,759	2,389	5,105	13,094
Television	9,811	11,876	22,046	20,538
Home Entertainment	11,978	4,488	34,346	16,727
	23,548	18,753	61,497	50,359

Expenses
Amortization of investment in film and television programming, and other production costs	11,008	9,562	23,675	24,849
Home entertainment direct costs	9,364	3,563	24,929	12,059
Selling, general and administrative	4,228	2,884	12,751	7,021
Bad debt expense	2,162	70	2,280	147
Stock and warrant-based compensation costs	965	366	1,496	963
Other amortization	362	140	1,072	463

	28,089	16,585	66,203	45,502

(Loss) earnings before the undernoted	(4,541)	2,168	(4,706)	4,857

Interest income	286	408	1,024	1,075
Interest expense	(1,114)	(1,384)	(4,012)	(3,437)
Foreign exchange gain (loss)	(538)	861	20	196
Legal settlement	-	-	-	957
Loss on settlement of obligations	-	(396)	-	(409)

(Loss) earnings before income taxes	(5,907)	1,657	(7,674)	3,239

Income tax expense	(700)	(519)	(994)	(1,238)

(Loss) earnings for the period	(6,607)	1,138	(8,668)	2,001

Net (loss) earnings per common share
Basic Diluted	(0.14) (0.14)	0.03 0.03	(0.18) (0.18)	0.05 0.05

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

Unaudited – Prepared by Management

(In thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	May 31 2008	May 31 2007 Restated	May 31 2008	May 31 2007 Restated

Deficit – beginning of period	(17,623)	(8,523)	(15,309)	(9,182)

Adjustment for implementation of new accounting standards	-	-	(67)	-
Preference share dividends	(105)	(111)	(291)	(315)
Net (loss) earnings for the period	(6,607)	1,138	(8,668)	2,001

Deficit – end of period	(24,335)	(7,496)	(24,335)	(7,496)

Consolidated Statements of Comprehensive (loss) Income

Unaudited – Prepared by Management

(In thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	May 31 2008	May 31 2007 Restated	May 31 2008	May 31 2007 Restated

Net (loss) earnings for the period	(6,607)	1,138	(8,668)	2,001

Other comprehensive loss

Unrealized foreign currency translation gains (losses) on net assets of self-sustaining foreign operations	160	-	(1,422)	-

Comprehensive (loss) income for the period	(6,447)	1,138	(10,090)	2,001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	July 15, 2008	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

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